Exhibit 99.1

Press Release
Your Contact:
Corinne Hoff Aventis Global Media Relations Tel: +33 (0)3 88 99 19 16 Corinne.Hoff@aventis.com	Jason Ford Aventis Global Product Communications Tel.: +1 908 231 3850 Jason.Ford@aventis.com

Lisa Kennedy Aventis U.S. Communications Tel: +1 908 243 6361 Lisa.A.Kennedy@aventis.com

FDA Advisory Committee Reviews Genasense™ For Use in Advanced Melanoma

Strasbourg, France and Berkeley Heights, NJ-May 4, 2004—Aventis and Genta Incorporated (NASDAQ: GNTA) presented results of their Phase 3 trial of Genasense™ (oblimersen sodium) Injection in combination with dacarbazine (DTIC) versus dacarbazine alone at the Oncologic Drugs Advisory Committee (ODAC) of the U.S. Food and Drug Administration (FDA). In the absence of increased survival, the committee voted that the evidence presented today did not provide substantial evidence of effectiveness, as measured by response rate and progression-free survival, to outweigh the increased toxicity of administering Genasense for the treatment of patients with metastatic melanoma who have not received prior chemotherapy. While the advisory committee's recommendation is not binding, the FDA will consider it as the agency completes its Priority Review of the New Drug Application (NDA) for Genasense.

"We strongly believe in the potential of Genasense and what it represents to patients with advanced melanoma," said Dr. Raymond P. Warrell Jr., Genta's Chairman and Chief Executive Officer. "We are committed to its ongoing development and we will work closely with the FDA to determine the appropriate next steps."

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"Advanced melanoma represents a significant unmet medical need. While disappointing, the committee's vote underscores the complexities of treating this devastating disease," said Frank Douglas, MD,  PhD, Executive Vice President of Drug Innovation and Approval and a Member of the Board of Management at Aventis. "We will work with our partners at Genta to address any outstanding questions from the FDA."

Genta filed its NDA for Genasense in December 2003 and was granted Priority Review. An FDA response on the Genasense NDA is expected by June 8, 2004. The NDA for Genasense is based on results from a Phase 3 randomized trial of Genasense plus dacarbazine in patients with advanced melanoma. The study—the largest randomized trial ever conducted for advanced melanoma—enrolled patients at 139 sites in nine countries. Investigators randomly assigned 771 patients who had not previously received chemotherapy to either Genasense plus dacarbazine or dacarbazine alone. Patients who received Genasense in addition to dacarbazine showed significant improvement across clinical measures; a 51 percent improvement in median progression-free survival (74 days vs. 49 days); an improvement in durable response rate of ≥ 6 months, (13 patients vs. 5 patients); and a 72 percent increase in overall anti-tumor response rate (11.7 percent vs. 6.8 percent).

During the meeting, the company also presented additional information on complete responders that were not part of the original NDA submission, and that have not been confirmed by the FDA. Six additional patients were identified who achieved complete responses in the follow-up period in the Genasense plus dacarbazine group, yielding a total of 11 complete responses. In this update, no additional complete responders were identified in the dacarbazine alone group.

In a randomized clinical trial in which patients received Genasense combined with dacarbazine (n=371) compared to dacarbazine alone (n=360), the most frequent serious adverse event occurring in ≥ 5% of patients was fever (5.9% vs. 3.1%, respectively); the most frequent

Grade 3 or 4 adverse events occurring in ≥ 5% of patients were neutropenia (21.3% vs. 12.5% respectively), thrombocytopenia (15.6% vs. 6.4%), leukopenia (7.5% vs. 3.9%), anemia (7.0% vs. 4.7%), and nausea (7.0% vs. 2.5%).

About Genasense

Genasense inhibits production of Bcl-2, a protein made by cancer cells that is thought to block chemotherapy-induced apoptosis (programmed cell death). By reducing the amount of Bcl-2 in cancer cells, Genasense may enhance the effectiveness of current treatments for advanced melanoma. Genta and Aventis are pursuing a clinical development program with Genasense evaluating its potential to treat various forms of cancer.

About Advanced Melanoma

Advanced melanoma is the most deadly form of skin cancer because it has spread throughout the body forming secondary tumors. The incidence of melanoma has increased more rapidly than any other cancer, and has more than doubled in the last 30 years. According to the American Cancer Society, more than 55,000 cases of melanoma will be diagnosed in the U.S. in 2004. Melanoma is the number one cause of cancer death in the United States for women aged 25 to 29, and it ranks second in incidence to breast cancer in women aged 30-34. Globally, 132,000 melanoma skin cancers will occur globally every year, according to the World Health Organization.

About Genta

Genta Incorporated is a pharmaceutical company focused on delivering innovative products for the treatment of patients with cancer. The company's research platform is anchored by two major programs that center on RNA and DNA-based Medicines and Small Molecules. Genasense™ (oblimersen sodium) Injection, the Company's lead drug from its RNA-DNA Medicines program, is being developed with Aventis and is currently undergoing late-stage, Phase 3 clinical testing for additional indications. The leading drug in Genta's Small Molecule program is Ganite® (gallium nitrate injection), which the Company is exclusively marketing in the U.S. for treatment of patients with cancer-related hypercalcemia that is resistant to hydration. For more information about Genta, please visit our website at: www.genta.com.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

For Genta:

This press release contains forward-looking statements with respect to business conducted by Genta Incorporated. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially. For a discussion of those risks and uncertainties, please see the Company's Annual Report/Form 10-K for 2003.

For Aventis:

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"—on file with the "Autorité des marchés financiers" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.